UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                             SEC FILE NUMBER 0-5200
                                  CUSIP NUMBER

                           NOTIFICATION OF LATE FILING

      (Check One): (x) Form 10-K ( ) Form 20-F ( ) Form 11-K ( ) Form 10-Q
                                 ( ) Form N-SAR
                         For Period Ended: June 30, 2002
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                                  Bontex, Inc.
                             Full Name of Registrant

                          Former Name if Applicable N/A

                                One Bontex Drive
            Address of Principal Executive Office (Street and Number)

                        Buena Vista, Virginia 24416-1500
                            City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

(a)      The reasons described in reasonable detail in Part III of this form
         could not be eliminated without unreasonable effort or expense;   (X)
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar
         day following the prescribed due date; and   (X)



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(c)      The accountant's statement or other exhibit required by  Rule 12b-25(c)
         has been attached if applicable.  (  )


PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F,11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant is unable to file its Annual Report on Form 10-K for the period ended June 30, 2002 within the prescribed period because the Registrant was not able to allow the auditors to complete the annual audit for the year ended June 30, 2002 because additional time is required by the Registrant to finalize the June 30, 2002 consolidated financial statements and, therefore, the audit of these financial statements by the Registrant's auditors and to complete the annual Report on Form 10-K and the review of that report by the Company's attorney and accountants. The Registrant will file its Annual Report on Form 10-K on or before October 15, 2002.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                  Charles Kostelni
                  Corporate Controller and Corporate Secretary
                  (540) 261-2181


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         (x) Yes ( ) No __________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? (x) Yes ( )No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As previously reported in its Form 10-Q filed on May 15, 2002 and its Form 8-K filed on June 18, 2002, Bontex has identified certain questionable financial transactions at the Company's Italian subsidiary which may require restatement of prior years' reported consolidated financial statements.

         Bontex, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

         Date:  September 27, 2002

         By:  /s/ James C. Kostelni
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              President and Chief Executive Officer